Exhibit 23.2

[LOGO OF CHERRY, BEKAERT & HOLLAND APPEARS HERE]

The Board of Directors

Bank of the James Financial Group

Lynchburg, Virginia

We consent to the use in this Form S-8 of Bank of the James Financial Group of our report dated January 9, 2004, related to the audits of the financial statements of Bank of the James at December 31, 2003 and 2002, and for each of the years in the two year period ended December 31, 2003.

/s/ Cherry, Bekaert & Holland, L.L.P.

Richmond, Virginia

April 7, 2004